FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

August 10, 2015
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:    Acacia Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 000-26068

Dear Mr. Gilmore:
Set forth below are the responses of Acacia Research Corporation (the “Company,” “we,” “our” or “us”) to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) made by letter dated July 10, 2015 (the “Comment Letter”), concerning our Form 10-K for the Fiscal Year Ended December 31, 2014, filed March 2, 2015 (the “Form 10-K”). Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 10-K.
Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
In accordance with Rule 83, the Company requests confidential treatment of the marked portions (the “Confidential Information”) of this Letter. Please promptly inform the undersigned of any request for disclosure of the Confidential Information made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Acacia Research Corporation” and each page is marked for the record with the identifying numbers and code “ACTG-002” through “ACTG-009.”
Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

ACTG - 002
Confidential Treatment Requested by Acacia Research Corporation
General

1.
We refer to the “Acacia Corporation Presentation Q1 2015” posted on your investor relations website. We note that you present non-GAAP operating margin. We are unable to locate the reconciliation of such non-GAAP measure to the most comparable GAAP measure. Please tell us what consideration was given to providing reconciliations of this non-GAAP measure in accordance with Regulation G.

Company Response: We respectfully submit that in accordance with Regulation G we include reconciliations of non-GAAP measures to the most comparable GAAP measures in our quarterly earnings releases and Form 8-Ks filed with the Commission, however we did inadvertently failed to include such reconciliations in the investor presentation previously posted on our website. We have updated the investor presentation posted on our website to include the reconciliations of non-GAAP measures to GAAP measures in accordance with Regulation G.
Item 1. Business, page 3

2.
We note your disclosure on page 37 that two licensees individually accounted for 22% and 22%, respectively, of revenues recognized in fiscal year 2014, two licensees individually accounted for 38% and 16%, respectively, of revenues recognized in fiscal year 2013, and four licensees individually accounted for 21%, 14%, 10% and 10%, respectively, of revenues recognized in fiscal year 2012. In future filings, please disclose the names of these licensees, or tell us why such disclosure is not required. Refer to Item 101(c)(1)(vii) of Regulation S-K. Further, it appears that you should discuss the material terms of these license agreements and file them as exhibits. Please advise. Refer to Item 601(b)(10) of Regulation S-K.

Company Response:
We note Item 101(c)(1)(vii) of Regulation S-K and respectfully submit that the majority of our license agreements provide for paid-up, one-time license fee payments whereby we are paid a contractually determined one-time, paid-up license fee in consideration for the grant of a non-exclusive, perpetual, retroactive and future license to manufacture and/or sell products covered by our patented technologies. As such, in a specific reporting period, if we execute a license agreement with a licensee, the payment is a one-time payment, and there are no future payment obligations related to such agreement. The magnitude of a license agreement executed with a specific licensee in one period does not reflect any dependence on that specific licensee in future periods because there is no future revenue-generating relationship between the parties associated with the specific license agreement. The standard ongoing licensing arrangement, where the licensor depends on future business from the licensee, does not exist in our business model. Thus, the license fee activity related to a specific licensee in one period does not have any correlation with licensing activities in future periods. Consequently, we are not dependent on any single licensee, even those who have paid fees in excess of 10% of our total license fee revenue in a specific reporting period, and the loss or termination of our relationship with any such licensee would not have a material adverse effect on our future operations given that the licensee fees are one-time fully paid-up license fees and are not subject to refund.

ACTG - 003
Confidential Treatment Requested by Acacia Research Corporation
As a result of the foregoing, we did not intend to disclose the number of licensees that comprise 10% or greater of our total license fee revenues for the periods presented for purposes of complying with Item 101(c)(1)(vii) of Regulation S-K. Rather, we disclose this information to provide our stockholders and potential investors with information regarding the fluctuation in license fee revenues on a period-to-period basis and the impact that the relative magnitude of individual license agreements may have on the period-to-period fluctuation in license fee revenues. This information, along with information that we provide regarding the number of license agreements executed in each period and the disclosure of other factors that contribute to variations in periodic license fee revenues, provides our stockholders and potential investors with information regarding the reasons for fluctuations in license fee revenues on a period-to-period basis.
As a result, we respectfully submit that the disclosure required in Item 101(c)(1)(vii) of Regulation S-K is not applicable to our business. In addition, we note Item 601(b)(10)(ii)(B) of Regulation S-K and respectfully submit that we determined, based on the businesses conducted by us and our subsidiaries, that neither we nor our subsidiaries are substantially dependent upon any individual license agreement subsequent to execution of the one-time paid up license agreement refer to above. In addition, we determined that our license agreements have been entered into by us and our subsidiaries in the ordinary course of business and are not individually material to the future businesses conducted by us and our subsidiaries. Therefore, we concluded that none of our license agreements are required to be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

3.
Your disclosure on page 26 indicates that the timing of the trial is correlated with your revenue, and historically, many prospective licensees have elected to settle significant patent infringement cases as those cases approached a court determined trial date. Please tell us your consideration for disclosing the number of scheduled trials by year. See Section III.B.1 of SEC Release No. 33-8350.

Company Response: In preparing the Form 10-K, we considered whether to disclose trial date information for 2013 and 2014. Please note that trial date information for 2012 and other prior year periods is not available due to the lack of accurate data regarding the number of trial dates in those prior year periods.
However, given the nature of our business, there are several factors that impact the revenue we realize in any particular reporting period, and for any particular reporting period several factors can simultaneously contribute to period to period fluctuations in revenue. Management has identified the correlation between the number of upcoming trial dates in a particular period and revenue generating opportunities as only one of many factors that impact the revenue we recognize in any particular reporting period. As such, management determined that it is not useful to emphasize a direct correlation between the strict trial date numbers and revenue recognized in a specific reporting period. Rather, management elected to include a summary of the several factors that result in revenue fluctuations period to

ACTG - 004
Confidential Treatment Requested by Acacia Research Corporation
period, one of which is the impact of upcoming trial dates on the licensing negotiation process.
As such, we determined that it is more instructive and balanced to continue to disclose the several factors that contribute to revenue fluctuations period to period as follows (page 26 of the Form 10-K):
Our revenue historically has fluctuated period to period, and can vary significantly, based on a number of factors including the following:

•
the dollar amount of agreements executed each period, which can be driven by the nature and characteristics of the technology or technologies being licensed and the magnitude of infringement associated with a specific licensee;

•
the specific terms and conditions of agreements executed each period including the nature and characteristics of rights granted, and the periods of infringement or term of use contemplated by the respective payments;

•	fluctuations in the total number of agreements executed each period;

•
the number of, timing, results and uncertainties associated with patent licensing negotiations, mediations, patent infringement actions, trial dates and other enforcement proceedings relating to our patent licensing and enforcement programs;

•	the relative maturity of licensing programs during the applicable periods;

•
other external factors, including the periodic status or results of ongoing negotiations, the status or results of ongoing litigations and appeals, actual or perceived shifts in the regulatory environment, impact of unrelated patent related judicial proceedings and other macroeconomic factors; and

•
historically, based on the merits and strength of our operating subsidiary’s patent infringement claims and other factors, many prospective licensees have elected to settle significant patent infringement cases and pay reasonable license fees for the use of our patented technology, as those patent infringement cases approached a court determined trial date.

ACTG - 005
Confidential Treatment Requested by Acacia Research Corporation
We also provide the following revenue fluctuation analysis on page 36 of the Form 10-K, which, combined with our discussion of the factors that impact our period to period revenue, in management’s view, provides a balanced discussion of revenue fluctuations period to period:
Revenue

				2014 vs. 2013		2013 vs. 2012
	2014	2013	2012	$ Change	% Change	$ Change	% Change
	(in thousands, except percentage change values and number of agreements)
Revenues	$130,876	$130,556	$250,727	$320	—%	$(120,171)	(48)%
New revenue agreements executed	88	120	138
Average revenue per agreement	$1,487	$1,088	$1,817

A reconciliation of the change in revenue (based on average revenue per agreement) for the periods presented, in relation to the revenue reported for the comparable prior year period, is as follows:

	2014 vs. 2013	2013 vs. 2012
	(in thousands)
Increase (decrease) in number of agreements executed	$(34,815)	$(32,706)
Increase (decrease) in average revenue per agreement executed	35,135	(87,465)
Total	$320	$(120,171)

4.
We note that there has been a significant decline in your market capitalization as a result of decline in fair value of your common stock and note that you reported net losses in fiscal years 2013 and 2014 and in the three months ended March 31, 2015. Please tell us if this decline in market capitalization and operating results have triggered an interim impairment test under ASC 350-20-35-30. In that regard, please tell us the percentage by which the fair value of these reporting units exceeded their carrying value. If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting unit, please tell us how you came to such conclusion. If you have determined that the estimated fair value is not substantially in excess of the carrying value and are at potential risk of failing step one of your goodwill impairment analysis, please tell us your consideration for disclosing the following: (1) the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and (2) description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value. Refer to Section V of SEC Release No. 33-8350.

ACTG - 006
Confidential Treatment Requested by Acacia Research Corporation
Company Response: We respectfully submit that we performed our 2014 annual goodwill impairment test as of December 31, 2014 in late January of 2015, noting no impairment indicators, as the Company’s market capitalization as of December 31, 2014, totaling $848 million, exceeded its carrying value by 73%. In January 2015, we experienced a decline in stock price due to a market overreaction and misunderstanding in connection with an immaterial adverse event impacting a minor component of a patent portfolio licensing program. As of March 31, 2015, the market capitalization of the Company totaling $546 million, exceeded the carrying value of the enterprise by approximately 15%. As such, in management’s judgment, a triggering event for an interim goodwill impairment test did not exist.
We respectfully submit that the continued decline in our market capitalization since the end of the first quarter of 2015 triggered an interim goodwill impairment test under ASC 350-20-35-30 as of June 30, 2015. We conducted the first step of the goodwill impairment test for our single reporting unit as of June 30, 2015, comparing the estimated fair value of our single reporting unit to its carrying value.
Initially, we compared the market capitalization as of June 30, 2015, totaling $447 million, to the carrying value of our single reporting unit of $470 million, noting a deficit of $23 million, or 5%. However, as described above, in January 2015, we experienced a decline in stock price due to a market overreaction and misunderstanding in connection with an immaterial adverse event impacting a minor component of a patent portfolio licensing program, and the continued decline in stock price continued to reflect this overreaction and other factors unrelated to our business and future prospects. Instead, there were no fundamental changes in the business or future prospects of the company since March 31, 2015, when the market capitalization was $546 million, or since December 31, 2014, when the market capitalization was $848 million. As such, management furthered the analysis of the market capitalization to include consideration of a control premium in a hypothetical sale of the company as of June 30, 2015. Management worked with a third-party independent valuation specialist to determine a reasonable control premium based on estimated cost synergies realizable by a market participant, resulting in an incremental value of $42 million. The fair value of cost synergies was estimated to be $84 million, incorporating a discount rate of 17%, of which 50%, or $42 million was determined to be the estimated negotiated value of cost savings. The resulting market capitalization as of June 30, 2015 of $447 million, plus control premium amount of $42 million was $490 million, approximately 4% above the June 30, 2015 carrying value, resulting in no indication of impairment as a result of the performance of the step one analysis as of June 30, 2015.
Given Management’s belief that the decline in stock price that occurred in January 2015, and that has continued through to June 30, 2015, reflects an overreaction to an immaterial event and other factors unrelated to our business or future prospects, the June 30, 2015 stock price is not reflective of the current estimated fair value of the enterprise. As a result, management furthered its step one analysis, working with a third-party independent valuation specialist to include an estimation of fair value for the enterprise based on a discounted cash flow analysis.

ACTG - 007
The fair value of the company was estimated using the “Income Approach,” as described by ASC 820, “Fair Value Measurements and Disclosures,” focusing on the estimated future income-producing capability of the company’s assets, principally its patent portfolios. The underlying premise of this approach is that the value of the company can be measured by the present value of the estimated future net economic benefit (cash receipts less cash outlays). The approach included estimating the after-tax cash flows attributable to the company’s aggregate assets and converting these after-tax cash flows to present value through “discounting.” The discounting process contemplated an estimated rate of return that accounts for both the time value of money and investment risk factors. The cash inflows considered were comprised of an estimate of revenues to be generated from potential future licensing. Estimated license fees were determined based on an estimated reasonable royalty rate for the applicable technology applied to estimated market data. Estimated cash outflows were based on existing contractual obligations, such as contingent legal fee and inventor royalty obligations, applied to estimated license fee revenues, in addition to other estimates of out-of-pocket expenses associated with licensing and enforcement and ongoing general operations. The analysis also considered applicable current available information regarding patent portfolio licensing and enforcement programs, including status and stage of litigation, periodic results of the litigation process, strength of the patent portfolio, technology coverage and other pertinent information that could impact future net cash flows. Net cash flows also considered utilization of the Company's applicable tax assets, including net operating loss carryforwards, subject to applicable limitations on use.
[***].
The estimated fair value of our single reporting unit resulting from the utilization of the income valuation approach [***] carrying value of the net assets, resulting in no indication of impairment as a result of the performance of step one as of June 30, 2015.
In assessing the recoverability of goodwill, significant judgment was required in connection with estimates of fair values, estimates of the amount and timing of future cash inflows and outflows, time and risk related discount factors, and estimates of other factors that were used to determine the fair value of the company. These estimates and judgments may change in future periods based on new facts and circumstances. For example, significant declines in our estimates of license fee revenues for our patent portfolios due to any future adverse litigation or trial outcomes, adverse rulings by the courts or regulatory bodies that increase the complexity of patent law and the litigation process, or increases in costs associated with our current or future licensing and enforcement programs, could have a material impact on our estimates of fair value in connection with future interim or annual impairment tests. If these estimates or related projections result in material changes to our estimates of fair value in future periods, future intangible asset and/or goodwill impairment tests may result in material impairment charges to earnings. [***].

[TEXT FROM PAGE ACTG-007 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

ACTG - 008
Confidential Treatment Requested by Acacia Research Corporation
Management will continue to monitor circumstances and conditions to determine whether any additional factors or triggering events exist in the third and fourth quarters of 2015, in conjunction with our periodic assessment of the need for future interim goodwill impairment testing for the remainder of fiscal 2015.
Overview - Fiscal year 2014 compared with Fiscal Year 2013, page 27

5.
You disclose an increase in amortization expense related to new patent portfolio investments during 2014 and accelerated patent amortization for patent portfolio dispositions, partially offset by a decrease in accelerated patent amortization related to patent portfolio impairment charges during fiscal year 2014. Please provide further explanation and the basis for the accelerated patent amortization for patent portfolio dispositions. Tell us your consideration of the need to disclose any trends or uncertainties which are reasonably likely to impact future results or financial position. See Item 303(a)(3) of Regulation S-K.

Company Response: We respectfully submit that the term “accelerated patent amortization for patent portfolio dispositions” is intended to describe the component of amortization expense related to the write-off of patent carrying values associated with patent sales and dispositions during the applicable periods. Specifically the term is meant to describe the profit and loss impact of removing the entire remaining carrying value of the patent assets from the balance sheet upon sale or disposition of the patents.
In Note No. 6 on page F-17 of the Form 10-K, we disclose additional information regarding the components of amortization expense for the applicable periods:
“For the years ended December 31, 2014, 2013 and 2012, pursuant to the terms of the respective inventor agreements, certain Acacia operating subsidiaries elected to terminate or sell their rights to patent portfolios, resulting in the acceleration of amortization expense for the patent-related assets totaling $2,702,000, $1,747,000 and $3,034,000, respectively.”
We intend the foregoing disclosure to provide additional detailed information with respect to the amounts written-off and included in amortization expense related to patent sales and dispositions.
We also provide the following disclosures in the same footnote regarding sales and disposals of patents for the applicable periods:
“For the years ended December 31, 2014, 2013 and 2012, capitalized patent costs and accumulated amortization, and sales proceeds and other costs, related to patent-related sales and disposals are as follows (in thousands):

	2014	2013	2012

Capitalized patent costs	$3,000	$3,500	$5,500
Accumulated amortization	298	1,753	2,466
Sales proceeds	3,500	1,000	2,792

ACTG - 009

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s outside legal counsel, at (949) 725-4117.

Very truly yours,
ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes
Clayton J. Haynes
Chief Financial Officer and Treasurer

cc:
Acacia Research Corporation
Edward Treska, General Counsel
Kirsten Hoover, Corporate Controller

Stradling Yocca Carlson & Rauth, P.C.
Mark L. Skaist
Michael L. Lawhead